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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2005

XYRATEX LTD
(Registrant's name)

Langstone Road
Havant
PO9 1SA
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
By	/s/ STEVE BARBER Name: Steve Barber Title: Chief Executive Officer

Date: March 4, 2005

News Release

Xyratex Ltd

Directors and Officers—Grant of Stock Options
and Rule 10b5-1 Stock Trading Plans

Havant, UK—March 4, 2005—Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and network technology, today announced that on January 10, 2005 it granted options to purchase 5,000 common shares to three independent directors, Mr. Jonathan Brooks, Mr. Ernest Sampias and Mr. Steve Sanghi.

The Company also granted options to purchase a total of 340,000 common shares to certain of its officers, of which the largest award of 100,000 options was to Mr. Steve Barber, CEO of the Company. These options were granted at an exercise price equal to the market value of the Company's shares on the date of grant and will vest over four years.

The Company's CEO, Mr. Steve Barber, and other officers, including Mr. Matt Cornell, Sr. VP, Mr. Will Leonard, Sr. VP, Mr. Richard Pearce, CFO, Mr. Steve Thompson, CTO and Mr. Adam Wray, Sr. VP or their respective spouses, have entered into stock trading plans compliant with Rule 10b5-1 of the U.S. Securities Act of 1933. The Rule 10b5-1 plans will allow for the sale of up to 800,000 shares in total over a period of between six and twelve months. This amount represents approximately 23% of shares and vested options beneficially held by those entering into such plans.

Rule 10b5-1 allows persons who may be considered insiders to establish written pre-arranged stock trading plans when they are not in possession of material, non-public information. The plans establish pre-determined trading parameters that do not permit the person adopting the plan to exercise any subsequent influence over how, when or whether to effect trades, thereby permitting corporate officers and directors to gradually diversify their investment portfolios while avoiding concerns about executing stock transactions while in possession of material, non-public information.

About Xyratex

Xyratex is a leading provider of enterprise data storage subsystems and network technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations

Brad Driver
Tel: +1 (408) 325-7260
Email: investor relations@xyratex.com
Website: www.xyratex.com

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SIGNATURES
Xyratex Ltd Directors and Officers—Grant of Stock Options and Rule 10b5-1 Stock Trading Plans